[Translation]

Exhibit 99.2

December 14, 2018

PRESS RELEASE

4-1-3 Taihei, Sumida-ku, Tokyo
Pepper Food Service Co., Ltd.
Kunio Ichinose, Representative Director, President and Chief Executive Officer
(Code number: 3053) TSE 1st Section NASDAQ (Ticker symbol: KPFS)

Inquiries	Hiroto Saruyama, Director, General Manager of General Affairs Division

Telephone number	+81 (0)3 3829 3210

Notice of Changes in Organization, Officers, and Other Personnel

Pepper Food Service Co., Ltd. (the “Company”) hereby announces the following changes in organization, officers, and other personnel decided at the meeting of the Board of Directors held on December 14, 2018.

1. Organizational changes (effective January 1, 2019)

(1)	The Company will establish a Corporate Planning Office to strengthen the management structure.

(2)

The Company will establish the Ikinari! Steak East Japan Business Division and the Ikinari! Steak West Japan Business Division as two new business divisions under the Ikinari! Steak Business Division. In association with this move, the Company will place the 1st to 4th Ikinari! Steak Sales Departments under the Ikinari! Steak East Japan Business Division, and will newly establish the 5th to 8th Ikinari! Steak Sales Departments and place them under the Ikinari! Steak West Japan Business Division.

(3)	The 5th Pepper Lunch Sales Department will be newly established under the Pepper Lunch Business Division.

(4)	The Personnel Division will be abolished and the Human Resource Planning Department and Recruitment Planning Department will be placed under the Management Division.

2. Changes in directors (effective January 1, 2019)

Name	New title(s)	Previous title(s)
Kazunori Kanno	Managing Director General Manager of Sales Management Division General Manager of Restaurant Business Division General Manager of Global Business Division

Managing Director

General Manager of Sales Management Division

General Manager of Pepper Lunch Business Division

General Manager of Ikinari! Steak Business Division

General Manager of Restaurant Business Division

General Manager of Global Business Division

General Manager of Sales Support Business Division

Hidemitsu Ashida	Managing Director General Manager of Development Division	Director General Manager of Development Division

Hiroto Saruyama	Managing Director Manager of Corporate Planning Office	Director General Manager of General Affairs Division

Takashi Tsuchiyama	Director President’s Office	Director General Manager of Personnel Division

3. Changes in executive officers (effective January 1, 2019)

Name	New title(s)	Previous title(s)
Yuta Tsukamoto	Senior Executive Officer General Manager of Ikinari! Steak Business Division, Sales Management Division General Manager of Ikinari! Steak East Japan Business Division	Executive Officer Deputy General Manager of Ikinari! Steak Business Division, Sales Management Division Manager of 1st Sales Department, Ikinari! Steak Sales Division

Daiju Yamaki	Senior Executive Officer General Manager of Ikinari! Steak West Japan Business Division Manager of 5th Sales Management Department, Ikinari! Steak Sales Division	Executive Officer Manager of 4th Sales Management Department, Ikinari! Steak Sales Division

Kenji Obushi	Senior Executive Officer General Manager of Pepper Lunch Business Division, Sales Management Division	Executive Officer Deputy General Manager of Pepper Lunch Business Division, Sales Management Division Manager of 1st Sales Department, Pepper Lunch Business Division

Kunihiko Kondo	Senior Executive Officer General Manager of Sales Support Business Division, Sales Management Division Manager of Store Health Management Office	Executive Officer Deputy General Manager of Sales Support Business Division, Sales Management Division Manager of Sales Support Department Manager of Store Health Management Office

Ichiro Yasuda	Senior Executive Officer General Manager of General Affairs Division	Executive Officer Manager of General Affairs Department, General Affairs Division

Yuta Sano	Senior Executive Officer Manager of Accounting Department, Management Division	Executive Officer Manager of Accounting Department, Management Division

Hideo Akimoto	Executive Officer Manager of Development Department, Development Division	Manager of Development Department, Development Division

Nobuo Masaka	Executive Officer Manager of Development Department, Development Division	Manager of Development Department, Development Division

Toshio Suzuki	Executive Officer Manager of Sales Planning Promotion Department, Sales Planning Division	Manager of Sales Planning Promotion Department, Sales Planning Division

Koji Kobayashi	Executive Officer Manager of Sales Planning Promotion Department, Sales Planning Division	Manager of Sales Planning Promotion Department, Sales Planning Division

4. Changes in personnel (effective January 1, 2019)
Name	New title(s)	Previous title(s)
Hiroyuki Fujisawa	Manager of Recruitment Planning Department, Management Division	Manager of Recruitment Planning Department, Personnel Division

Mayumi Yoshimura	Manager of Human Resource Planning Department, Management Division	Manager of Human Resource Planning Department, Personnel Division

Satoru Ishizuka	Manager of General Affairs Department, General Affairs Division	Deputy General Manager of General Affairs Department, General Affairs Division

Yasuhiro Adachi	Manager of General Affairs Department, General Affairs Division	Deputy General Manager of General Affairs Department, General Affairs Division

Koichi Tokita	Manager of Sales Support Department, Sales Support Business Division, Sales Management Division	Deputy General Manager of Sales Support Department, Sales Management Division

Yuichi Oyagi	Manager, President’s Office	Assistant, President’s Office